UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

REED’S INC

(Name of Issuer)

Common Shares

(Title of Class of Securities)

758338107

(CUSIP Number)

FiveT Investment Management Ltd
c/o DMS Corporate Services, Suite 5B201, 2nd Floor, One Nexus Way
Camana Bay, Grand Cayman, Cayman Islands KY1-1108
+1 345 749 2552

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 05, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 758338107	13D	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) FiveT Investment Management Ltd
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 00,000
	8.	SHARED VOTING POWER 5,075,110
	9.	SOLE DISPOSITIVE POWER 00,000
	10.	SHARED DISPOSITIVE POWER 5,075,110

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,075,110
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.42%
14.	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 758338107	13D	Page 3 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) FiveT Capital AG
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 00,000
	8.	SHARED VOTING POWER 5,075,110
	9.	SOLE DISPOSITIVE POWER 00,000
	10.	SHARED DISPOSITIVE POWER 5,075,110

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,075,110
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.42%
14.	TYPE OF REPORTING PERSON (see instructions) IA

CUSIP No. 758338107	13D	Page 4 of 6 Pages

Item 1.  Security and Issuer.

Cusip:

758338107

Issuer:

Reed’s Inc.
201 Merritt 7
Norwalk, CT 06851

Item 2.  Identity and Background.

Name of person filing:

FiveT Investment Management Ltd
FiveT Capital AG

Registered address or principle place of business:

FiveT Investment Management Ltd
c/o DMS Corporate Services, Suite 5B201, 2nd Floor, One Nexus Way,
Camana Bay, Grand Cayman, Cayman Islands KY1-1108

FiveT Capital AG
Allmendstrasse 140, 8041 Zurich, ZH, Switzerland

Item 5.  Interest in Securities of the Issuer.

On 05 May 2021, the Reporting Persons acquired an aggregate of 6,680,000 shares of Common Stock, consisting of 6,680,000 shares held by the FiveT Investment Management Ltd (the “Shares”).  The Shares represent 7.14% of the Common Stock outstanding.  Subsequently, the Reporting Persons sold an aggregate of 1,604,890 Shares.  As of the date of this Schedule 13D, the Reporting Persons beneficially own an aggregate of 5,075,110 shares of Common Stock. The Shares represent 5.42% of the Common Stock outstanding.

Item 7.  Material to Be Filed as Exhibits.

Schedule I

CUSIP No. 758338107	13D	Page 5 of 6 Pages

Schedule I

This Schedule sets forth information with respect to each purchase and sale of Shares which was effectuated by a Reporting Person in the last 60 days since the date of the event which requires filing of this Statement.

Unless otherwise indicated, all transactions were effectuated in the open market through a broker.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
05/05/2021	6,680,000	1.18
05/05/2021	(1,704,890)	1.20
05/05/2021	100,000	1.07

CUSIP No. 758338107	13D	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FIVET INVESTMENT MANAGEMENT LTD

/s/ Wieland Kreuder

Authorized Person

May 21, 2021